

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2022

Heng Fai Ambrose Chan
Chief Executive Officer
Impact BioMedical, Inc.
275 Wiregrass Pkwy
West Henrietta, NY 14586

> **Re: Impact BioMedical, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed August 2, 2022**
> **File No. 333-253037**

Dear Mr. Chan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2022 letter.

Amendment No. 4 to Form S-1 filed August 2, 2022

Summary
Business Overview, page 2

1. We note your response to our prior comment 1 and reissue in part. Please expand your Summary to provide examples of material risks and uncertainties that are specific to your business. Please include the following:

   - that you cannot guarantee that you will find third-parties or customers that are interested in purchasing, licensing, or co-developing these products;
   - that even if you are able to establish licensing arrangements, that you cannot guarantee that the licensor will be successful in their development efforts;

- that you cannot guarantee that these products will ever be approved for clinical testing or commercialization by the FDA;
- that you have not yet generated any revenue from your operations; and
- information regarding your history of net losses, negative class flows, and accumulated deficit over the last two years.

2. We have reviewed your revisions and response to our prior comment 2. In your response you state that DSS PureAir, Inc. is not a subsidiary of the company, but in Note 4 to your financial statements for the quarter ended March 31, 2022 you indicate that DSS PureAir, Inc. is a wholly owned subsidiary of the company. Please reconcile your response with your disclosure and revise your disclosure as appropriate, including revising your subsidiary chart. We also note your disclosure in Note 4 that subsequent to the execution of the promissory note that DSS PureAir, Inc. entered into a distribution agreement with the Borrower. Please revise your disclosure to clarify the current status and role of DSS PureAir, Inc. in your company.

3. We note your response to our prior comment 4 and reissue. To the extent that VanXin, Quantum, and CRST 1 are material to your business, please expand your disclosure in your Business section to provide a more fulsome discussion of these program and a description of development activities conducted. In your description of each product, please discuss the mechanism of action, the development activities you have conducted, and the remaining steps to commercialize the product. Alternatively, please remove these programs from your Summary on page 4.

4. We note your revision in response to our prior comment 5 and reissue. There are still statements of efficacy throughout your disclosure. For example only and without limitation, we note your statement on page 4 that "The testing for CRST 1 has been completed to prove its effectiveness as a cancer inhibiting agent" and your statements on pages F-8 and F-22 that "Equivir is a patented medication, that has broad antiviral efficacy against multiple types of infectious disease." Efficacy and safety are determinations that are solely within the authority of the FDA. Please remove these and all other statements of efficacy.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Fiscal Year Ended December 31, 2021, compared to Year Ended December 31, 2020
Income tax benefit, page 24

5. We note from your revised disclosures in response to prior comment 11 that the increase in your income tax benefit is a direct result of the increase in loss from operations for the year. Given your disclosures on page F-15 that you believe that it is probable that the Company would not use tax assets in the near future, please explain why you have not recorded a full valuation allowance on your deferred tax assets. Please tell us how you considered the guidance of ASC paragraphs 740-10-30-21 to 23.

Business, page 27

6. We note your response to our prior comment 14 and reissue. Given the early stage of these products, these claims appear speculative. Please provide context and support to explain your basis for the claims that "natural compounds used in the Linebacker platform have demonstrated strong potential in treating and preventing a range of diseases . . ." and that "use of Laetose in a daily diet, compared to sugar, could result in 30% less sugar consumption and lower glycemic index/load." Please also describe any discovery activities you have conducted for these and your other product candidates. To the extent that these claims are the opinions or belief of management, please revise your statements to clearly characterize them as such and provide appropriate support for these opinions/beliefs.

Equivir, page 30

7. We note your response to our prior comment 16. Please revise your disclosure to provide the basis for your belief regarding the potential mechanism of action for Equivir.

GRDG Licensing Proceeds Distribution Agreement, page 32

8. We note your revisions in response to our prior comment 24 and reissue in part. We note that the GRDG Licensing Proceeds Distribution Agreement provides for monthly "Consulting Payments" of $43,325.68 and certain termination provisions. Please expand your description of the GRDG agreement to disclose the Consulting Payments, the aggregate amount of payments that Impact has made to date under this agreement, and the termination provisions. Please also make clear in your description of this agreement and the Global BioLife Stockholders' Agreement that the $43,000 payments to GRDG are the same, singular payment obligation.

Intellectual Property, page 35

9. We note your revisions in response to our prior comment 18, including your statement that the expiration date of pending patents typically approximate 20 years from filing. For each of your pending patents, please disclose the date that you filed your patent application for each jurisdiction in which you filed. The timeframe in which your intellectual property protections, granted and pending, expire is material to investors.

Item 11 - Change in Auditors, page 48

10. We note your revisions in response to our prior comment 21. Please file a letter from your former accountant stating whether it agrees with the statements you made in response to this Item. Refer to Item 304(a)(3) and Item 601(b)(16) of Regulation S-K.

You may contact Eric Atallah at 202-551-3663 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Jordan Nimitz at 202-551-5831 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Darrin M. Ocasio, Esq.